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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
0-19982 8-43548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFI Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Water Street
(No. and Street)

New York	New York	10041
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Shields (212) 968-4122
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 2 2009 BRANCH OF REGISTRATIONS AND EXAMINATIONS

GFI SECURITIES LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3)*

AFFIRMATION

We, William Shields and Conor McCarthy, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to GFI Securities LLC for the year ended December 31, 2008, are true and correct.

Conor McCarthy
Finance Director

William Shields
Chief Compliance Officer

Subscribed to before me this
27th day of February 2009

Notary Public

CHRISTOPHER D'ANTUONO
Notary Public, State of New York
No. 02-DA6075470
Qualified in New York County
Commission Expires October 6, 2010

GFI SECURITIES LLC
(SEC I.D. No. 0-19982)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
GFI Securities LLC:

We have audited the accompanying statement of financial condition of GFI Securities LLC (the "Company"), an indirect wholly-owned subsidiary of GFI Group Inc., as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of GFI Securities LLC at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2009

GFI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 70,090,753
Deposits at clearing organizations	49,978
Accrued commissions receivable	5,433,129
Receivables from clearing organizations	18,749,458
Financial instruments owned, at fair value, held at clearing broker	313,577
Receivables from affiliates	2,576,173
Prepaid bonuses and forgivable loans to employees	17,246,662
Other assets	1,250,749
TOTAL	$115,710,479

LIABILITIES AND MEMBER'S INTEREST

LIABILITIES:	
Financial instruments sold, at fair value, not yet purchased	$ 51,528
Accrued compensation	21,984,409
Accounts payable and accrued expenses	5,051,965
Payables to clearing organizations	10,376,370
Payables to affiliates	23,768,797
Total liabilities	61,233,069
MEMBER'S INTEREST	54,477,410
TOTAL	$115,710,479

See notes to Statement of Financial Condition.

1. ORGANIZATION

GFI Securities LLC is a New York Limited Liability Company (the "Company") and an indirect, wholly-owned subsidiary of GFI Group Inc. (the "Parent"), a Delaware Corporation.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and an introducing broker with the National Futures Association (NFA) and the Commodity Futures Trading Commission (CFTC). The Company provides brokerage services for securities and over-the-counter (OTC) derivative contracts to broker-dealers and other financial institutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingencies in the statement of financial condition. Management believes that the estimates utilized in the preparation of the statement of financial condition are reasonable and prudent. Actual results could differ materially from these estimates.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments with maturities, when purchased, of three months or less.

Deposits at Clearing Organizations — The Company maintains cash at the clearing organizations that perform clearing and custodial functions for the Company.

Financial Instruments – All of the Company's financial instruments are carried at fair value or amounts which approximate fair value. See Note 3 for further discussion.

Prepaid Bonuses and Forgivable Loans to Employees — Prepaid bonuses and forgivable loans to employees are stated at historical value net of amortization when the contract between the Company and the employee provides for the return of proportionate amounts outstanding if employment is severed prior to the termination of the contract. Amortization is calculated using the straight-line method over the term of the contract, which is generally over three years. These forgivable loans have interest rates of up to 7.5%. The Company expects to fully recover the unamortized portion of prepaid bonuses and forgivable loans when employees voluntarily terminate their employment, or if their employment is terminated for cause, prior to the expiration of the contract.

Brokerage Transactions — The Company provides brokerage service to its clients in the form of either agency or principal transactions.

Agency Commissions — In agency transactions, the Company charges commissions for executing transactions between buyers and sellers. Agency commissions revenue and related expenses are recognized on a trade date basis.

Principal Transactions — Principal transaction revenue is primarily derived from matched principal transactions. The Company earns revenue from principal transactions on the spread between the buy and sell price of the security that is brokered. In matched principal transactions, the Company simultaneously agrees to buy instruments from one customer and sell them to another customer. A limited number of brokerage desks are occasionally permitted to enter into unmatched principal transactions in the ordinary course of business while brokering in illiquid markets and for the purpose of facilitating clients' execution needs for transactions initiated by such clients. These unmatched positions are intended to be held short term.

However, from time to time, one of the counterparties to a principal transaction may fail to fulfill its obligations, either because it is not matched immediately or, even if matched, one party fails to deliver the cash or securities it is obligated to deliver. Under these circumstances, if a transaction fails to settle on a timely basis or if a customer defaults on its obligations, the Company may hold securities positions overnight or until transaction is settled. These positions are marked to market on a daily basis. Principal transactions revenues and related expenses are recognized on a trade date basis.

Recent Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy, as defined. Additionally, companies are required to provide enhanced disclosure for certain financial instruments within the hierarchy, including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities which are measured at fair value using significant unobservable inputs. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 ("FSP 157-2"), which delays the effective date of SFAS 157 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of FSP 157-2. The Company adopted SFAS 157 on January 1, 2008 except as it applies to those nonfinancial assets and liabilities within the scope of FSP 157-2. The adoption of SFAS 157 as it relates to the financial assets and liabilities did not have a material impact on the Company's financial statements. The Company will adopt SFAS 157 for those nonfinancial assets and liabilities as noted in FSP 157-2 on January 1, 2009. The Company does not expect the adoption of SFAS 157 for nonfinancial assets and liabilities to have a material impact on its statement of financial condition. In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP 157-3"). FSP 157-3 amends SFAS 157 by incorporating an example to illustrate key considerations in determining the fair value of a financial asset in an inactive market. FSP 157-3 was effective upon issuance and applicable to prior periods for which financial statements have not been issued. The Company adopted FSP 157-3 as of September 30, 2008. The adoption of FSP 157-3 did not have a material impact on the Company's statement of financial condition. See note 3 for further discussion of Financial Instruments.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The Company adopted SFAS 159 on January 1, 2008 and did not elect to apply the Fair Value Option to any specific financial assets or liabilities.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161"). SFAS 161 amends and expands the disclosure requirements of SFAS No. 133 and requires entities to provide enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts, and disclosures about credit-risk related contingent features in derivative agreements. SFAS 161 is effective for fiscal years beginning after November 15, 2008 and will be adopted by the Company on January 1, 2009. The Company does not expect the adoption of SFAS 161 to have a material impact on the statement of financial condition.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting* ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "*The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*". SFAS 162 became effective in November 2008 and the adoption of SFAS 162 did not have a material impact on the Company's statement of financial condition.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value. Assets and liabilities that are recorded at contracted amounts approximating fair value consist primarily of receivables from and payables to brokers, dealers and clearing organizations. These receivables and payables are short term in nature and have subsequently substantially all settled at the contracted amounts. The Company's marketable equity securities are recorded at fair value based on their quoted market price.

For the year ended December 31, 2008, the Company's financial assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS 157. In accordance with SFAS 157, the Company has categorized its financial assets and liabilities, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy as set forth below.

Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identifiable assets or liabilities in an active market that the company has the ability to access at the measurement date (examples include active exchange-traded equity securities, listed derivatives, and most U.S. Government and agency securities).

Level 2 – Financial assets and liabilities whose values are based on quoted prices in markets where trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As of and for the year ended December 31, 2008, the Company did not have any Level 3 financial assets or liabilities.

Valuation Techniques — The Company held certain exchange-traded equity securities as of December 31, 2008. The fair value of these equity securities was determined using quoted market prices and was

categorized in Level 1 of the fair value hierarchy.

Financial Assets and Liabilities Measured at Fair Value on a recurring basis as of December 31, 2008:

		Quoted Prices in Active Markets for Identical Assets (Level 1) at December 31, 2008
Financial instruments owned, at fair value, held at clearing broker	$	313,577
Financial instruments sold, at fair value, not yet purchased	$	51,528

4. INCOME TAXES

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state, and local levels.

5. ACCRUED COMMISSIONS RECEIVABLE

Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, foreign exchange, and other derivative brokerage transactions. Pursuant to a factoring agreement dated November 30, 2003, the Company sells commissions receivables aged over 30 days to an affiliate on a non-recourse basis and, as such, does not generally record an allowance for doubtful accounts. See Note 10 for further discussion.

6. RECEIVABLES FROM AND PAYABLES TO CLEARING ORGANIZATIONS

Amounts receivable from and payable to clearing organizations consisted of the following:

		December 31, 2008
Receivables from clearing organizations:		
Contract value of fails to deliver	$	10,393,121
Balance receivable from clearing organizations		8,356,337
Total	$	18,749,458
Payables to clearing organizations:		
Contract value of fails to receive	$	10,376,370

Substantially all fail to deliver and fail to receive balances at December 31, 2008 have subsequently settled at the contracted amounts.

7. COMMITMENTS AND CONTINGENCIES

Litigation — In the normal course of business, the Company has been named as defendant in various lawsuits and proceedings and has been involved in certain regulatory examinations. Additional actions, investigations or proceedings may be brought from time to time in the future. The Company is subject to the possibility of losses from these various contingencies. Considerable judgment is necessary to estimate the probability and amount of any loss from such contingencies. An accrual is made when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated. The Company accrues a liability for the estimated costs of adjudication or settlement of asserted and unasserted claims existing as of the reporting period.

In April 2008, Donald P. Fewer, formerly the head of the Company's North American credit division resigned. Following Mr. Fewer's resignation, 22 of the Company's credit brokerage staff resigned and defected to a competitor, notwithstanding various contractual obligations and fiduciary duties. In connection with these actions, the Company has commenced two arbitration proceedings before the Financial Industry Regulatory Authority ("FINRA") Dispute Resolution against two subsidiaries of Compagnie Financiere Tradition and certain of the departing employees asserting a number of claims, including tortious interference with contract, breach of fiduciary duty, unfair competition, misappropriation of confidential and proprietary information and the violation of certain FINRA rules of conduct and breach of contract. Certain former employees who are parties to the proceedings have also filed claims or counterclaims against the Company and the Parent seeking monetary damages for, inter alia, the Company's alleged breach of their employment agreements and the covenant of good faith and fair dealing. They also seek declaratory judgments relating to the enforceability of the restrictive covenants in their employment or other agreements. All of the arbitration proceedings have now been consolidated into a single proceeding before FINRA with the Company as the claimant and the parties are filing new pleadings. In the Supreme Court of the State of New York, Mr. Fewer has filed a lawsuit alleging the Parent breached obligations to him, in which the Parent has asserted counterclaims based upon his breach of fiduciary duties. In connection with these various proceedings, the Company or its Parent are seeking equitable relief and monetary damages in an amount to be determined in the course of such proceedings. To the extent that it faces claims by the former employees in the various proceedings, the Company or its Parent will vigorously defend against such claims.

The staff of the Market Regulation Department of FINRA (the "Staff") has been conducting an inquiry into the activities of interdealer brokerage firms in connection with the determination of the commission rates paid to them by certain dealers for brokering transactions in credit default swaps. The Company has been cooperating with the Staff in this inquiry by responding to requests for documents, testimony and other information. In January 2009, the Staff advised the Company that it has made a preliminary determination to recommend disciplinary action in connection with allegedly improper communications, between certain of the Company's brokers and those at other interdealer brokers, purportedly inconsistent with just and equitable principles of trade and certain antifraud and supervisory requirements under FINRA rules and the federal securities laws. All but one of these brokers who made the allegedly improper communications resigned in April 2008 to become employed by affiliates of Compagnie Financiere Tradition, as described above. The Company intends to contest vigorously any such disciplinary action which, if brought and/or settled, could result in a censure, fine or other sanction.

Based on currently available information, the outcome of these matters are not expected to have a material adverse impact on the Company's financial position. However, the outcome of these matters may be material to the Company's results of operations or cash flows in a given period. It is not presently possible to determine the Company's ultimate exposure to these matters and there is no assurance that the resolution of these matters will not significantly exceed the reserves accrued by the Company.

Risks and Uncertainties — The Company primarily generates its revenues by executing and facilitating transactions for counterparties. Revenues for these services are transaction based. As a result, the Company's revenues could vary based upon the transaction volume of securities, commodities, foreign exchange, and derivative markets.

Guarantees — The Company is a member of certain exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee certain obligations. To mitigate the performance risks of its members, the exchanges and clearing houses may, from time to time, require members to post collateral, as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

Financial Instruments Sold, But Not Yet Purchased — During the year, the Company held financial instruments sold, but not yet purchased, resulting from certain unmatched principal transactions. Financial instruments sold, but not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased may exceed the amounts recognized in the statement of financial condition. At December 31, 2008, the Company held $51,528 of financial instruments sold, but not yet purchased.

8. MARKET AND CREDIT RISK

The Company operates as an inter-dealer broker that is interposed between buyers and sellers ("Counterparties"). Agency brokerage transactions facilitated by the Company are settled between the Counterparties on a give up basis. Principal transactions are cleared through various clearing organizations. The Company generates revenue from principal transactions on the spread between the buy and sell price of the security. Principal transactions revenue is primarily derived from matched principal transactions. In matched principal transactions, the Company is interposed between buyers and sellers and the transactions are cleared through various clearing organizations. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss to the Company. A limited number of the brokerage desks are allowed to enter into unmatched principal transactions. These unmatched positions are intended to be held short term and in liquid markets.

Unsettled transactions (i.e., securities failed-to-receive and securities failed-to-deliver) are attributable to matched-principal transactions executed and are recorded at contract value. Cash settlement is achieved upon receipt or delivery of the security. In the event of nonperformance, the Company may purchase or sell the security in the market and seek reimbursement for losses from the contracted counterparty.

In certain circumstances, the Company may enter into transactions involving futures contracts to manage the Company's exposure on unmatched principal transactions. These transactions are executed on a margin basis through one of the third-party clearing organizations. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Futures contracts are carried at fair value and are based on quoted market prices. At December 31, 2008, the Company did not hold any future contracts.

The Company monitors its credit risk daily and has a policy of reviewing regularly the credit standings of counterparties with which it conducts business.

9. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer with the SEC and FINRA and is an introducing broker with the NFA and the CFTC and, accordingly, is subject to the net capital rules under the Securities Exchange Act of 1934, the Commodity Exchange Act, and FINRA. Under these rules, the Company is required to maintain minimum net capital of no less than the greater of $250,000 or 2% of aggregate debits, as defined. At December 31, 2008, the Company's net capital was $26,415,774, which exceeded the minimum requirement by $26,165,774. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

10. RELATED PARTY TRANSACTIONS

The Company has an arrangement with an affiliate whereby the Company steps out of certain transactions, and the liabilities and rights of the Company relating to the transaction are transferred to the affiliate. An affiliate also pays certain administrative and general expenses on behalf of the Company for which the Company reimburses the affiliate. The Company is also allocated a portion of the Parent's costs including compensation, rent, and administrative costs based on headcount.

Pursuant to a factoring agreement dated November 30, 2003, the Company sells commission receivables aged over 30 days to an affiliate on a non-recourse basis. The Company sold commission receivables of $95,842,128 for the year ended December 31, 2008.

Receivables from affiliates primarily consist of amounts collected by an affiliate on behalf of the Company which have not yet been remitted to the Company and reimbursement for excess costs previously charged under a service agreement. Payables to affiliates relate primarily to compensation costs incurred by the Parent on behalf of the Company.

11. SHARE-BASED COMPENSATION

Certain employees of the Company participate in the Parent's share-based compensation plans which provide for grants of restricted stock units (RSU) and stock option awards of the Parent. FASB Statement No. 123(R) revised the fair value-based method of accounting for share-based payment liabilities, forfeitures and modifications of stock-based awards and clarified guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to service periods. In recent periods, the only share-based compensation issued by the Parent has been RSUs. The Parent records the fair value of the RSUs at the date of grant as deferred compensation and amortizes it to compensation expense over the vesting period of the grants.

The Company's Parent issues RSUs to its employees under the GFI Group Inc. 2008 Equity Incentive Plan (the "2008 Equity Incentive Plan") which was approved by the Parent's stockholders on June 11, 2008. Prior to June 11, 2008, the Company's Parent issued RSUs under the GFI Group Inc. 2004 Equity Incentive Plan. The 2008 Equity Incentive Plan permits the grant of non-qualified stock options, stock appreciation rights, shares of restricted stock, restricted stock units, and performance units to employees, non-employee directors or consultants. The Parent issues shares from authorized but unissued shares, which are reserved for issuance upon the vesting of RSUs granted pursuant to the 2008 Equity Incentive Plan.

Subject to certain adjustment provisions in this plan, as of December 31, 2008, 7,094,206 shares of the Parent's common stock were available for grants of awards under this plan. The fair value of RSUs is based on the closing price of the Parent's common stock on the date of grant and is recorded as deferred

compensation and is amortized to compensation expense over the vesting period of the grants, which is generally over three years.

Modified RSUs are reflected as cancellations and grants in the summary of RSUs below. During 2008, the Parent modified the vesting terms of certain RSUs for several employees in connection with the termination of their employment.

The following activity relating to the RSUs has occurred under the Parent's 2008 Equity Incentive Plan:

	RSUs	Weighted-Average Grant Date Fair Value
Outstanding — December 31, 2007	4,458,452	$ 15.68
Granted	1,978,364	8.96
Vested	(1,814,359)	14.22
Cancelled	(661,147)	16.09
Outstanding — December 31, 2008	3,961,310	$ 12.95

The weighted-average fair value of RSUs granted during the year was $8.96 per unit.

At December 31, 2008, the Parent's total unrecognized compensation cost related to the RSUs prior to the consideration of expected forfeitures was approximately $37,159,707 and is expected to be recognized over a weighted-average period of 1.46 years. The total fair value of the Parent's RSUs that vested during the year ended December 31, 2008 was $25,800,185.

As of December 31, 2008, the Parent had stock options outstanding under two plans: the GFI Group 2002 Stock Option plan (the "GFI Group 2002 Plan") and the GFInet inc. 2000 Stock Option plan (the "GFInet 2000 Plan"). No additional grants will be made under these plans. Under each plan: options were granted to employees, non-employee directors or consultants to the Parent; both incentive and non-qualified stock options were available for grant; options were issued with terms up to ten years from date of grant; and options were generally issued with an exercise price equal to or greater than the fair market value at the time the option was granted. In addition to these terms, both the GFI Group 2002 Plan and the GFInet 2000 Plan contained events that had to occur prior to any options becoming exercisable. Under both plans, the options became exercisable upon the completion of the Parent's initial public offering, which occurred in January 2005. Options outstanding under both plans are exercisable for common stock. The Parent issues shares from the authorized but unissued shares reserved for issuance under the GFI Group 2002 Plan or the GFInet 2000 Plan, respectively, upon the exercise of option grants under such plans.

A summary of the Parent's stock option transactions is as follows:

	GFI Group 2002 Plan			GFInet 2000 Plan		
	Options	Weighted Average Exercise Price	Weighted Average Contractual Term	Options	Weighted Average Exercise Price	Weighted Average Contractual Term
Outstanding — December 31, 2007	784,448	$ 3.30		382,156	$ 3.32	
Granted	-	-		-	-	
Exercised	(123,800)	3.21		(43,884)	4.10	
Cancelled	(9,000)	2.97		(13,864)	4.54	
Outstanding — December 31, 2008	651,648	$ 3.32	5.33	324,408	$ 3.17	2.16
Excercisable — December 31, 2008	651,648	$ 3.32	5.33	324,408	$ 3.17	2.16

As of December 31, 2008, the Parent had no unrecognized compensation cost related to stock options. The Parent's total intrinsic value of options exercised for the year ended December 31, 2008, was $1,648,210. Additionally, the Parent's total intrinsic value of options outstanding and exercisable at December 31, 2008 was $554,772.

In October 2007, the Parent's Board of Directors approved up to a four-for-one stock split. In February 2008, the Parent determined that it would effect a four-for-one split of the Parent's common stock as of March 31, 2008. Accordingly, three additional shares of common stock were issued to each holder of a share of the Parent's common stock on the record date.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2009

GFI Securities LLC
55 Water Street
New York, NY 10041

In planning and performing our audit of the financial statements of GFI Securities LLC (the "Company"), an indirect wholly-owned subsidiary of GFI Group Inc., as of and for the year ended December 31, 2008 (on which we issued our report dated February 27, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, nor does the Company carry customers' regulated commodity futures, foreign futures or foreign option accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP